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Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

May 28, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, DC  20549
Attention:  Celeste M. Murphy, Legal Branch Chief

Re:	China Networks International Holdings Ltd.
Amendment No. 3 to Registration Statement on Form S-4/A
Filed May 22, 2009
File No. 333-157026

Alyst Acquisition Corp.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed May 22, 2009
File No. 001-33563

Dear Ms. Murphy:

On behalf of China Networks International Holdings Ltd. (“CN Holdings”) and Alyst Acquisition Corp. (“Alyst” and, together with CN Holdings, the “Companies”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Companies’ response to comments received from the Staff set forth in the letter, dated May 27, 2009 (the “Comment Letter”), relating to the above-referenced filings on behalf of the Companies (together, the “Filing”).  In addition, CN Holdings is filing today with the Commission Amendment No. 4 to the Form S-4 and Alyst is filing Amendment No. 4 to its Preliminary Proxy Statement.

For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith.  Under separate cover, we are delivering to the Staff today five courtesy copies of this letter and marked copies of the amended Form S-4 to facilitate the Staff’s review.

U.S. practice conducted through McDermott Will & Emery LLP.
28 State Street Boston Massachusetts 02109-1775  Telephone: +1 617 535 4000  Facsimile: +1 617 535 3800   www.mwe.com

U.S. Securities and Exchange Commission
Division of Corporate Finance
May 28, 2009

Unaudited Pro Forma Condensed Combined Financial Statements, page 36

1.	Please classify non-controlling interest in the mezzanine. Otherwise, tell us and disclose why its liability classification is appropriate.

Response to Comment 1:

The Companies advise the Staff that the referenced disclosure has been revised such that non-controlling interest has been classified in the mezzanine and the assumptions have been modified accordingly.  As previously noted, SFAS 160 is applicable to fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008.  Since Alyst has been deemed the accounting acquirer and its fiscal year commenced July 1, 2008, SFAS 160 was not applicable.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 40

2.
We note your response to prior comments 9 and 14. It is unclear from your disclosure herein why you allocated 100% of Hetong’s net income to non-controlling interest for the nine months ended March 31, 2009 even though China Networks is its primary beneficiary. Please clarify how the trustee company and its joint ventures’ income before non-controlling interests was derived and why 100% gets allocated to the non-controlling interest holders.

Response to Comment 2:

The Companies advise the Staff  that the trustee company, through the joint ventures with PRC TV Stations (JV Ad Cos), generates income from the sale of television advertising spots.  The trustee company is controlled by China Networks Media through a series of contractual relationships (including an exclusive service arrangement, loan agreement with the trustee and share purchase options).  However, China Networks Media does not have an equity interest in the trustee company and does not participate in its results of operations.  As such, 100% of the registered capital, results of operations and retained earnings of the trustee company is included in non-controlling interest in the pro forma financial statements. The foregoing has been added as additional disclosure in Note G on page 41.

Alyst’s Reasons for the Business Combination and the Recommendation of the Alyst Board, page 57

3.
We note your response to comment l1 in our letter dated May 20, 2009 and are unable to agree. Therefore, we re-issue our comment. As you disclose on page 58, among the factors that the Alyst board of directors considered in connection with its evaluation of the Business Combination was “the quantitative analysis of China Networks Media’s revenue and projections.” While you disclose that the actual 2008 sales and earnings did not have a material impact on the board’s assessment of the value of China Networks Media, we continue to believe that disclosing these actual sales and earnings amounts within this section will provide investors with material information with respect to the historical actual growth rate of China Networks Media. In this regard, we note your disclosure on page 54 that a predominant factor that Alyst considered in reaching its conclusion regarding an appropriate and fair price to pay to acquire China Networks Media was “the expected growth rate of China Networks Media[.]” If you believe that the two measures of performance are not comparable, you may include explanatory disclosure to this effect in your revised disclosure.

U.S. Securities and Exchange Commission
Division of Corporate Finance
May 28, 2009

Response to Comment 3:

The Companies have added disclosure in response to the Staff’s comment.

Material United States Federal Income Tax Considerations, page 67

4.
We note the revised McDermott Will & Emery tax opinion in response to comment 13 in our letter dated May 20, 2009. As previously requested, please also revise the tax discussion in the prospectus to state that it is counsel’s tax opinion.

Response to Comment 4:

The Companies have revised the disclosure on page 67 in response to the Staff’s comment.

Note 7 - Program Rights and Intangible Assets, net, page F-39

5.
We refer to your response to prior comment 17. We note that China Networks is obligated to purchase program rights from the PRC TV Stations over the lives of the agreements. In particular, it appears that most of the cash contribution from China. Networks will be allocated to the purchase of future programs. Please disclose:

•	The expected value of the program rights that China Networks may be obligated to acquire over the life of the arrangements.

•	The terms of the expected purchase of program rights including whether you believe such terms are favorable or unfavorable relative to market prices.

Response to Comment 5:

The Companies advise the Staff that China Networks Media is not obligated to acquire more program rights, but rather is obligated to pay PRC TV Stations the remaining balance of the price of the intangible asset as stipulated in the Asset Transfer Agreement, which is disclosed in Note 9 on Page F-39 and Page 122.  In essence, the intangible asset acquired by China Networks Media is the contractual right to operate PRC TV Stations' advertising business.

U.S. Securities and Exchange Commission
Division of Corporate Finance
May 28, 2009

The Companies further advise the Staff that there is no expected purchase of program rights in the future.

6.
We refer to your response to prior comment 18. We note your specific reference to the AcSEC. Issues Paper, “Joint Venture Accounting,” paragraph 53 which you believe requires you to record the assets contributed to the joint venture at the amount agreed upon by the parties which is assumed to be determined by reference to fair market value. It is unclear to us why you make reference to joint venture accounting considering you consolidate the JV Tech Cos. due to your control of each board. Please advise.

Response to Comment 6:

The Companies advise the Staff that the reference to AcSEC Issues Paper, "Joint Venture Accounting," paragraph 53 was merely to describe guidance used by the joint venture at its initial formation only.

*           *           *

The Companies respectfully request that further questions or comments from the Staff be delivered as soon as practicable in light of the Companies timetable to receive clearance on the Filings from the Commission as soon as practicable, in order to allow sufficient time for printing and mailing of the proxy statement/prospectus to Alyst’s stockholders for the Special Meeting.  CN Holdings has separately filed with the Commission on May 27, 2009 a request for acceleration of the effective date of the Registration Statement on Form S-4 to Friday, May 29, 2009 at 9:00 am.

On behalf of the Companies, we very much appreciate the Staff’s continued assistance and cooperation in connection with the review of the Filing and consideration in light of the Companies’ timetable for the Special Meeting.  Questions regarding the above responses or related disclosures may be addressed to the undersigned at 617-535-4088 or Peter Rooney at 212-547-5875.

Respectfully Submitted on behalf of the Companies, /s/Barbara A. Jones

cc:	Kathryn Jacobson, Staff Accountant, Division of Corporation Finance
Kyle Moffatt, Accountant Branch Chief, Division of Corporation Finance
Jay Knight, Staff Attorney, Division of Corporation Finance
Michael E. Weksel, Chief Operating Officer & Chief Financial Officer,
   Alyst Acquisition Corp.; Chief Financial Officer, China Networks Media Ltd